SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June, 2003
                         Commission File Number 1-15106



                      PETROLEO BRASILEIRO S.A. - PETROBRAS
             (Exact name of registrant as specified in its charter)

                   Brazilian Petroleum Corporation - PETROBRAS
                 (Translation of Registrant's name into English)

                         Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro, RJ
                          Federative Republic of Brazil
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F _______

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                             Yes _______ No___X____


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                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-92044) of Petroleo Brasileiro S.A.-PETROBRAS ("Petrobras") of our report dated February 13, 2003 relating to the financial statements for the three years ended December 31, 2002 of PETROBRAS, which appears in the 2002 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2003.



/s/PricewaterhouseCoopers LLP
Auditores Independentes
Rio de Janeiro, RJ - Brazil
June 25, 2003



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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             Date: June 27, 2003

                                      PETROLEO BRASILEIRO
                                      S.A--PETROBRAS

                                      By: /s/  Jose Sergio Gabrielli de Azevedo
                                         --------------------------------------
                                      Jose Sergio Gabrielli de Azevedo
                                      Chief Financial Officer and
                                      Investor Relations Director